02005987

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 2 5 2002

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SEC FILE NUMBER: 8- 37112

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SAFECO Investment Services, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10785 Willows Road NE Suite 100
(No. and Street)

Redmond	Washington	98052
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Juliet Ackerman — (425) 376-5821 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name — *if individual, state last, first, middle name*)

999 Third Avenue, Suite 3500	Seattle	Washington	98104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David H. Longhurst, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAFECO Investment Services, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Financial Principal

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAFECO Investment Services, Inc.
(An indirect wholly-owned subsidiary of SAFECO Corporation)

Financial Statements and
Supplemental Information

Year Ended December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104

Phone: (206) 621-1800
www.ey.com

Report of Independent Auditors

Board of Directors
SAFECO Investment Services, Inc.

We have audited the accompanying statement of financial condition of SAFECO Investment Services, Inc. (a wholly-owned subsidiary of General America Corporation, which is an indirect wholly-owned subsidiary of SAFECO Corporation) as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SAFECO Investment Services, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II on pages 9 and 10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 29, 2002

Ernst & Young LLP

SAFECO Investment Services, Inc.
(An indirect wholly-owned subsidiary of SAFECO Corporation)

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$1,346,282
Prepaid registered representative fees	169,719
Notes receivable from employee	8,472
Concessions receivable:	
Variable annuity products from affiliates	19,440
Mutual funds:	
Affiliates	7,523
Other	127,110
Net receivable from registered representatives	48,379
Receivable from affiliates	171,809
Deposits at regulatory agency	35,000
Total assets	$1,933,734
Liabilities and stockholder's equity	
Liabilities:	
Commissions payable:	
Variable annuity products to affiliates	$ 18,468
Mutual funds:	
Affiliates	7,148
Other	108,072
Commissions payable to registered representatives	39,102
Payable to Parent for federal income taxes *(Note 2)*	17,397
Payable to affiliate	912,135
Other accounts payable	829
Total liabilities	1,103,151
Stockholder's equity:	
Common stock, $.10 par value:	
Authorized shares – 50,000,000	
Issued and outstanding shares – 50,000	5,000
Paid-in capital	495,000
Retained earnings	330,583
Total stockholder's equity	830,583
Total liabilities and stockholder's equity	$1,933,734

See accompanying notes.

SAFECO Investment Services, Inc.
(An indirect wholly-owned subsidiary of SAFECO Corporation)

Statement of Income

Year Ended December 31, 2001

Revenues	
Dealers' concession income:	
Variable life products – affiliates	$1,630,957
Variable annuity products – affiliates	1,638,610
Mutual funds:	
Affiliates	167,797
Other	2,855,302
Other revenues *(Note 3)*	264,266
Interest income	18,313
Total revenues	6,575,245
Expenses	
Commissions:	
Variable life products – affiliates	1,549,432
Variable annuity products – affiliates	1,554,581
Mutual funds:	
Affiliates	159,769
Other	2,382,608
Well Program	13,531
Administrative expenses *(Note 3)*	866,629
Total expenses	6,526,550
Income before federal income tax expense	48,695
Provision for federal income tax expense	40,955
Net income	7,740
Retained earnings at beginning of year	322,843
Retained earnings at end of year	$ 330,583

See accompanying notes.

SAFECO Investment Services, Inc.
(An indirect wholly-owned subsidiary of SAFECO Corporation)

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at January 1, 2001	$5,000	$495,000	$322,843	$822,843
Net income	–	–	7,740	7,740
Balances at December 31, 2001	$5,000	$495,000	$330,583	$830,583

See accompanying notes.

SAFECO Investment Services, Inc.
(An indirect wholly-owned subsidiary of SAFECO Corporation)

Statement of Cash Flows

Year Ended December 31, 2001

Cash flows from operating activities	
Net income	$ 7,740
Adjustments to reconcile net loss to net cash provided by operating activities:	
(Increase) decrease in operating assets:	
Prepaid registered representative fees	(169,719)
Notes receivable	120,156
Concessions receivable:	
Variable annuity products from affiliates	24,480
Mutual funds:	
Affiliates	28,835
Other	(35,803)
Receivable from affiliates	197,859
Net receivable from registered representatives	(48,379)
Deposits at regulatory agency	(20,000)
(Decrease) increase in operating liabilities:	
Commissions payable	(54,475)
Payable to parent for federal income taxes	(38,640)
Payable to affiliate	221,010
Other accounts payable	269
Net cash provided by operating activities	233,333
Cash and cash equivalents at beginning of year	1,112,949
Cash and cash equivalents at end of year	$1,346,282
Supplemental cash flow disclosure	
Income tax payments (paid to Parent)	$ 112,595

See accompanying notes.

1. Organization and Nature of Business

SAFECO Investment Services, Inc. (the Company) is a wholly-owned subsidiary of General America Corporation, which is a wholly-owned subsidiary of SAFECO Corporation (the Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company acts as a full line general securities broker-dealer, including the retail distribution of securities created and underwritten by affiliated and nonaffiliated companies.

The issuance of securities by the SAFECO Mutual Funds and SAFECO Life Insurance Company (SAFECO Life) could be affected by changes in their economic or regulatory environment. It is reasonably possible that these changes could negatively impact the Company's future ability to generate concession income.

2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which require management to make certain estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and on deposit in banks and other financial institutions, which may be in excess of FDIC insurance limits, and short-term investments with original maturities of three months or less, including investments held with affiliates in the amount of $507,821 at December 31, 2001.

Concessions and Commissions

Dealers' concession income and commission expense are recorded on the trade date as security transactions occur.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated federal income tax return filed by SAFECO Corporation, the parent company of General America Corporation. Pursuant to the requirements of Financial Accounting Standards Board Statement No. 109, *Accounting for Income Taxes*, federal income taxes are calculated as if the Company filed on a separate basis. The Company is charged or credited with the tax effects of its income or loss as used in the consolidated federal income tax return. The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

3. Related-Party Transactions

SAFECO Life Insurance Company

SAFECO Life has reimbursed the Company at a rate of 85% of operating expenses (excluding any extraordinary expenses unrelated to SAFECO Life's activities) annually. This reimbursement is intended to approximate the Company's expenses related to distribution of SAFECO Life's variable annuity and variable life products. The Company receives a weekly stipend of $68,000 which is reconciled on a monthly basis. Reimbursements under this arrangement amounted to $2,525,053 in 2001, of which $68,935 was receivable at December 31, 2001. These reimbursements are accounted for as an offset to administrative expenses in the statement of income.

Talbot Financial Services, Inc.

Talbot Financial Services, Inc. (Talbot), an affiliated company, has reimbursed the Company for various administrative services provided by employees of the Company. Reimbursements received under this arrangement amounted to $27,000 in 2001, none of which is receivable at year-end. These reimbursements are accounted for as a component of other revenue in the statement of income.

3. Related-Party Transactions (continued)

SAFECO Asset Management Company

SAFECO Asset Management Company, an affiliated company, reimburses the Company for 15% of operating expenses incurred by registered personnel engaged in wholesale distribution of SAFECO Securities, Inc.'s load mutual funds. Reimbursements under this arrangement amounted to $445,831 in 2001, of which $102,874 was receivable at December 31, 2001. These reimbursements are accounted for as an offset to administrative expenses in the statement of income.

Other Related-Party Transaction

The Company is charged for its share of certain operational expenses and retirement benefits by SAFECO Corporation, which are payable to SAFECO Corporation's wholly-owned subsidiary, SAFECO Insurance Company of America. Such expenses amounted to approximately $3.4 million for the year ended December 31, 2001, of which $912,135 is payable at year-end. The expenses are accounted for as administrative expenses in the statement of income.

4. Federal Income Taxes

During the year ended December 31, 2001, the Company was allocated a federal income tax provision of $40,955, of which $17,397 is currently payable to SAFECO Corporation.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equivalent to the greater of $100,000 or one-fifteenth of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2001, the Company had net capital of $362,403, which was $262,403 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital was 3.04-to-1.

Supplemental Information

SAFECO Investment Services, Inc.
(An indirect wholly-owned subsidiary of SAFECO Corporation)

Schedule I
Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2001

Net capital	
Total stockholder's equity from balance sheet	$ 830,583
Nonallowable assets	453,764
Net capital before haircut	376,819
Haircut on investments	14,416
Net capital	$ 362,403
Aggregate indebtedness	
Total liabilities	$1,103,151
Computation of basic net capital requirement	
Minimum net capital required	$ 100,000
Excess net capital	$ 262,403
Excess net capital at 1000% (net capital, less 10% of aggregate indebtedness)	$ 252,088
Ratio of aggregate indebtedness to net capital	304.40%

Note: The computation of net capital under SEC Rule 15c3-1 as of December 31, 2001, computed by SAFECO Investment Services, Inc. in its Form X-17a-5a, Part IIA, as filed with the National Association of Securities Dealers, Inc. on February 19, 2002, does not differ materially from the above computation, which is based on information derived from the audited financial statements.

SAFECO Investment Services, Inc.
(An indirect wholly-owned subsidiary of SAFECO Corporation)

Schedule II
Statement Regarding SEC Rule 15c3-3

December 31, 2001

The Company does not carry customer accounts and is exempt from provisions of SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

Supplementary Report

Ernst & Young

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104

Phone: (206) 621-1800
www.ey.com

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

Board of Directors
SAFECO Investment Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of SAFECO Investment Services, Inc. (a wholly-owned subsidiary of General America Corporation, which is a wholly-owned subsidiary of SAFECO Corporation) (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods is subject to the risk that internal controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 29, 2002

Ernst + Young LLP

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

SAFECO Investment Services, Inc.
(An indirect wholly-owned subsidiary of SAFECO Corporation)
For the Year Ended December 31, 2001
with Report and Supplementary Report of Independent Auditors